

May 5, 2014

Via E-mail
Mark E. Kuchenrither
Chief Financial Officer
EZCorp, Inc.
1901 Capital Parkway
Austin, Texas 78746

      Re: **EZCorp, Inc.**
               Form 10-K for the Fiscal Year Ended September 30, 2013
               Filed November 27, 2013
               Response dated April 11, 2014
               File No. 0-19424

Dear Mr. Kuchenrither:

We have reviewed your response dated April 11, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies and Estimates, page 33

Goodwill and Other Intangible Assets, page 36

1. We read your response to comment 5 of our letter dated March 31, 2014 and note that the decline in the market price of your common stock through the end of March 31, 2014 appears to have resulted in the net book value of your company significantly exceeding your market capitalization. Please tell us if this market decline has triggered or you

anticipate it will trigger a fiscal 2014 interim goodwill impairment test under ASC 350-20-35-30.

Other International, page 42

2. We read your response to comment 7 of our letter dated March 31, 2014. Explain to us in sufficient detail why you did not correct an error discovered during fiscal 2012 in the fiscal 2012 financial statements. In doing so, explain to us how you determined the error was immaterial to your fiscal 2012 financial statements. As noted in SAB Topic 1.M.2, even if misstatements are immaterial, registrants must comply with Sections 13(b)(2)-(7) of the Securities Exchange Act of 1934.

Note 1: Organization and Summary of Significant Accounting Policies, page 63

Prior Year Cash Flow Statement Correction of Error, page 63

3. We read your response to comment 9 of our letter dated March 31, 2014. Please tell us why it appears you did not disclose the $15.1 million of non-cash and, potentially, non-recurring debt premium amortization gains within the MD&A of your prior year Form 10-K. Since your income before taxes in your prior year Form 10-K increased by $32.9 from fiscal 2011 to 2012, it appears that the $15.1 million of gains should have been more prominently disclosed. Please ensure that MD&A of your future filings clearly disclose all material drivers of changes in your earnings. We remind you that one of the three principal objectives of MD&A, as noted in SEC Release No. 33-8350, is to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Note 9: Long-Term Debt and Capital Lease Obligations, page 82

4. We read your response to comment 11 of our letter dated March 31, 2014. Explain to us how you considered the line-of-credit and revolving debt arrangement guidance in ASC 470-50-40-21 with regard to the refinancings which resulted in the accelerated amortization of debt premiums.

Mark E. Kuchenrither
EZCorp, Inc.
May 5, 2014
Page 3

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief